# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CVRx, Inc., CIK 0001235912
CUSIP: 126638105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 9201 West Broadway Avenue, Suite 650, Minneapolis, Minnesota (MN), 55445
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-025578
Filed by CIK 0001854073

## Reporting persons
- Vensana Capital I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,711,355; sole dispositive power 0; shared dispositive power 1,711,355; aggregate amount beneficially owned 1,711,355 (7.1% of the class)
  Comment: All such shares are held of record by Vensana I (as defined in Item 2(a) of the Original Schedule 13G (as defined in Item 2(a) below)). Vensana GP I (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 24,263,663 shares of Common Stock (as defined in Item 2(d) of the Original Schedule 13G) outstanding as of October 25, 2024, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission (the "Commission") on November 1, 2024 (the "Form 10-Q").
- Vensana Capital I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,711,355; sole dispositive power 0; shared dispositive power 1,711,355; aggregate amount beneficially owned 1,711,355 (7.1% of the class)
  Comment: All such shares are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 24,263,663 shares of Common Stock outstanding as of October 25, 2024, as reported by the Issuer in the Form 10-Q.
- Kirk Nielsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 49,379; shared voting power 1,711,355; sole dispositive power 49,379; shared dispositive power 1,711,355; aggregate amount beneficially owned 1,760,734 (7.2% of the class)
  Comment: All such shares of Common Stock reported in rows 5 and 7 are subject to stock option awards that have been granted to Kirk Nielsen in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of filing this Amendment (as defined in Item 2(a) below).
  
  All such shares reported in rows 6 and 8 are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 24,313,042 shares of Common Stock, calculated as follows: (i) 49,379 shares of Common Stock subject to stock option awards that have been granted to Kirk Nielsen in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of the filing of this Amendment plus (ii) 24,263,663 shares of Common Stock outstanding as of October 25, 2024, as reported by the Issuer in the Form 10-Q.
- Peter Justin Klein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,711,355; sole dispositive power 0; shared dispositive power 1,711,355; aggregate amount beneficially owned 1,711,355 (7.1% of the class)
  Comment: All such shares are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 24,263,663 shares of Common Stock outstanding as of October 25, 2024, as reported by the Issuer in the Form 10-Q.

## Item 1. Issuer
Name of issuer: CVRx, Inc.
Address of issuer's principal executive offices: 9201 West Broadway Avenue, Suite 650, Minneapolis, Minnesota, 55445

## Item 2. Person Filing
Name of person filing: This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on February 10, 2022 as amended by Amendment No. 1 filed with the Commission on February 3, 2023 and Amendment No. 2 filed with the Commission on February 6, 2024 (collectively, the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.
Address of principal business office or, if none, residence: To Come
Citizenship: To Come

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.*
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.*
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person and the corresponding comments.*

* Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

## Signatures
- Vensana Capital I GP, LLC: /s/ Steven Schwen*, Steven Schwen/Attorney-in-Fact (02/06/2025)
- Vensana Capital I, L.P.: /s/ Steven Schwen*, Steven Schwen/Attorney-in-Fact of Vensana Capital I GP, LLC, the General Partner of Vensana Capital I, L.P. (02/06/2025)
- Kirk Nielsen: /s/ Steven Schwen*, Steven Schwen/Attorney-in-Fact (02/06/2025)
- Peter Justin Klein: /s/ Steven Schwen*, Steven Schwen/Attorney-in-Fact (02/06/2025)
Comment: *This Amendment was executed pursuant to a Power of Attorney. Note that copies of all applicable Powers of Attorney are already on file with the appropriate agencies.